FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of January, 2003


                             Perle Systems Limited
                              (Registrant's name)

                          60 Renfrew Drive, Suite 100
                           Markham, Ontario, Canada
                                    L3R OE1
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F     _X_             Form 40-F      ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes    ____                        No        _X_

Documents Included as Part of this Report

No.               Document


1. Shareholders Quarterly Report for the second quarter ended November 30, 2002 dated January 30, 2003.


2. Press Release dated January 30, 2003 in connection with financial results for the second quarter ended November 30, 2002.

                                                              Document No. 1








                             PERLE SYSTEMS LIMITED

                               QUARTERLY REPORT

                    For the quarter ended November 30, 2002
                   In accordance with accounting principles
                         generally accepted in Canada
















Under Canadian securities regulations the Company is required to make available to all investors consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The Company's filings with the United States Securities and Exchange Commission, including press releases and other shareholder communications, are generally prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The enclosed Quarterly Report has been filed by the Company with Canadian securities regulators.









President and Chief Executive Officer's Message to Shareholders - Second Quarter Report

Dear Fellow Shareholders,

Q2 Fiscal 2003

To set the stage for sales growth this fiscal year, during the second quarter we continued our sales channel improvement. This included a major restructuring of the reseller channel in the US. Several new high potential VAR's joined the Perle channel. Our marketing programs are also increasing in intensity to generate leads to further drive increased demand for Perle products.

We accelerated the output of our research and development programs, with product releases in the areas of security and remote manageability such as IKE for VPN on the Perle router line and Port Buffering on the CS9000 line, which now offers customers the largest port buffers in the industry.

We embarked on a reorganization of our production processes to further improve gross margins, lower expenses and further shorten delivery lead times to our customers. We expect to begin seeing the benefits of these activities in the third quarter.

One of our key objectives for fiscal 2003 is to deliver increasing operating profits. To this end we continue to focus on the fundamentals of building sales, improving margins and operating efficiencies, while containing costs. Disciplined cost controls and good gross margins partially offset the lower sales revenue in the second quarter. Improved collection turns on receivables resulted in stronger cash flow.

The increasing market acceptance of Perle products, strengthening of our distribution channel, and increasing productivity of our operations, gives me great confidence in the long-term outlook for our company's success.



/s/ Joseph Perle

Joseph E. Perle
President and Chief Executive Officer
Perle Systems Limited

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the audited consolidated financial statements and notes included in the Annual Report on Form 20-F, prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and the Annual Report Supplement, prepared in accordance with generally accepted accounting principles in Canada for the fiscal year ended May 31, 2002.

Results of Operations

Six months ended November 30, 2002 and 2001

Overview

On June 5, 2001, the Company acquired the router product line of TriNexus Communications Inc ("TiNexus"). This strategically important product line will allow Perle to further develop its important Internet Protocol based connectivity lines. This acquisition is expected to contribute to growth and be accretive in the current fiscal year.

On October 4, 2001, the Company undertook a further restructuring of its staff in terms of which 30 of 126 employees were temporarily laid off or terminated. The Company took a one-time non-cash charge of $575,000 in respect of future expenses for this restructuring in the quarter ended November 30, 2001.

In order to maintain a balanced cash flow stream, the Company renegotiated and consolidated its long term and operating debt with its primary lender on May 31, 2001 to more favorable repayment terms. On October 28, 2002, the Company's lender agreed to again revise the terms of the Credit Agreement, which has resulted in more still favorable terms for the Company. This agreement will result in additional working capital for the Company including a reduction in the interest rates on its short and long-term debt to Canadian prime rate, a conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan, the deferral of principal payments on the long-term loan for the period November 2002 to May 2003, and the extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006. In addition, the revised terms require the Company to continue to meet certain financial targets in each fiscal year. (See Note 5(d)) to the condensed consolidated financial statements).

Management has been responsive in matching the Company's expense base with its lower revenue stream and has maintained a sound working relationship with its vendors and secondary debt lenders, obtaining extended credit terms to ensure that the Company's operations are uninterrupted. Further details on the credit agreements and the Company's liquidity and its ability to continue as a going concern, can be found in Notes 2 and 5 to the condensed consolidated financial statements and in the liquidity section hereunder.

The Company continued to build on its new corporate brand logo and product positioning tag line "Essential Network Connectivity", reflecting the broader product offering and wider market appeal resulting from the integration of the product lines acquired in the acquisitions of Specialix, Chase and TriNexus, uniting the Company's portfolio of products under one brand making it easier for customers and resellers to identify Perle's quality standards in the products they select. The Company continues to offer limited lifetime warranties on most of its product ranges, standing behind its reputation for product excellence.

During the period the Company moved to streamline and develop its distributor and reseller partners in each region. It aggressively marketed its new Internet Protocol connectivity product offerings, the CS9000 console server, its router product range and Remote Access server board products to its distributors and resellers. The Company also consolidated its dominance of the AS400 controller market and continued to capture the RAS business of the Shiva product line following Intel's withdrawal from this market.

Perle continues to place importance on its research and development initiatives, introducing improvements to existing product ranges and new product lines such as the innovative market leading CS9000 Console Server. Perle also has developed its on line Internet based training initiatives for its distribution channel. Combined with its world class service and hot line support offered in multiple languages and time zones, its strong marketing campaigns supporting existing and new product lines, Perle is confident of being able to maintain and build its reputation with VAR's and distributors around the world.

On April 1, 2002, the Company's common shares were delisted from the Nasdaq Stock Market and become eligible to trade on the OTC Bulletin Board ("OTCBB"). The company's listing on The Toronto Stock Exchange remains unaffected.

Sales

The global slowdown in the technology industry, which started late in fiscal 2000, has continued into fiscal 2003 resulting in reduced sales levels.

Sales for the six months ended November 30, 2002 decreased to $11.8 million compared to sales of $15.4 million for the same period of fiscal 2002. Sales from the European segment decreased to $4.0 million or 34% of sales in the second quarter of fiscal 2003 from $5.3 million or 34% of sales for the same period of fiscal 2002. Sales from the Americas segment decreased to $6.1 million or 52% of sales for the second quarter of fiscal 2003 from $8.0 million or 52% of sales for the same period of fiscal 2002. Sales from the Asia-Pacific segment decreased to $1.6 million or 14% of sales in the second quarter from $2.1 million or 14% of sales for the same period of fiscal 2002.

On a long-term basis it is expected that approximately 50% of the Company's business will be generated in the U.S. segment, 35% in the European segment, and the remaining 15% in the Asia-Pacific segment.

Gross Profit

Gross profit (sales minus cost of sales) as a percentage of sales, was 57% for the six months ended November 30, 2002 compared to 57% for the same period of fiscal 2002. The gross margin for fiscal 2003 is expected to continue at approximately the 57% - 59% range, reflecting the Company's current product mix and manufacturing initiates.

Selling, General and Administrative Expense

Selling, general and administrative expenses were $4.9 million for the six months ended November 30, 2002 compared to $6.2 million for the same period of fiscal 2002. As a percentage of sales, these expenses represented 41% compared to 40% for the same period of fiscal 2002. These costs have decreased as a result of management's focus to reduce expenses in the current operating environment.

Research and Development

The Company's research and development activities are directed toward adding new functions to existing products and developing new products. All of the Company's research and development costs are expensed as incurred. In the six months ended November 30, 2002, the Company expended $1.7 million or 14% of sales, on research and development. This amount compares to $1.5 million or 10% of sales in the same period of fiscal 2002.

The Company's long-term target is for approximately 10% of its sales to be invested in research and development. Current research and development initiatives will be met by funds generated from operations. From time to time, the Company may acquire or license technology as an alternative to internal research and development.


Amortization of Capital Assets

Amortization of capital assets was $87,244 for the six months ended November 30, 2002 as compared to $144,659 for the same period of fiscal 2002. This decrease is due to assets becoming fully depreciated.

Amortization of Intangible Assets and Goodwill

Amortization of intangible assets was $.9 million for the six months ended November 30, 2002 as compared to $1.3 million for the same period of fiscal 2002. This relates to the amortization of intangibles and technologies acquired in the Zeta, Chase, PORTtel and TriNexus acquisitions. The reduction is a result of the Company completing a review of the carrying values of its intangible assets. Through the process, the review indicated that on an undiscounted basis certain intangible assets, namely PORTtel Technology and distribution rights were impaired by $45,000 and $125,000, respectively. This write-down was recorded in the last quarter of fiscal 2002.

The Company also undertook an independent valuation an audit of its Goodwill and Intangible Assets at November 30, 2002 and determined there was an impairment of $750,000 in respect of the goodwill and $50,000 in respect of the intangible assets.

Interest Expense

Interest expense for the six months ended November 30, 2002 was $.8 million, compared to $1.0 million for the same period of fiscal 2002. The lower interest charge is the result of prevailing lower interest rates over the prior year comparative period.

Income Taxes

The Company's income tax recovery was $223,238 in the six months ended November 30, 2002 compared to approximately $224,496 in the same period last year reflecting tax liabilities and deferrals in certain jurisdictions resulting from its historical corporate structure. The Company has unrecorded tax losses of approximately $17.7 million that are available to reduce future years' taxable income. In fiscal 2003, notwithstanding these tax losses the Company may still be liable for taxes in certain jurisdictions resulting from its historical corporate structure. The deferred tax recovery reflects the tax impact of the amortization of intangible assets from the Chase acquisition.

Net Loss

The net loss after taxes, for the six months ended November 30, 2002 was $2.0 million. This resulted in basic and diluted loss per common share of $0.21 compared to a net loss of $1.7 million or $0.18 in basic and diluted loss per common share in the same period of fiscal 2002. Notwithstanding the decline in the Company's sales, the Company's management has aggressively reduced selling, general, and administrative expenses to compensate in the overall profitability as displayed in the equalization of the net loss.

Cash Loss Per Share

Cash loss per share in the six months ended November 30, 2002 was $0.03. In the same period of fiscal 2002 cash loss per share was $0.03. Cash loss per share represents net income excluding, writedown of goodwill and amortization of intangible assets and capital assets.

Segment Operating Income (Loss)

The operating income for the America region in the six months ended November 30, 2002 was $2.2 million as compared to $2.9 million in the same period of fiscal 2002. The decrease in profitability is a result of a decrease in sales, not fully offset by a reduction of costs.

The operating loss for the EMEA region in the six months ended November 30, 2002 was $(0.8) million as compared to an operating loss of $(0.5) million in the same period of fiscal 2002. The decrease in profitability was a result of a decrease in sales not fully offset by a reduction in costs.

The operating profit for the Asia-Pacific region in the six months ended November 30, 2002 was $0.3 million as compared to operating income of $0.3 million in the same period of fiscal 2002.

Liquidity, Financial Resources and Working Capital

To finance the acquisition of the Affinity and Zeta product lines and the Specialix and Chase businesses, the Company incurred term and operating debt, which, as at May 31, 2002, totaled $17.3 million, the current portion of which totaled $9.4 million. At that date, the Company had cash of $470,000 and accounts receivable of $5.7 million. In addition during December 1999, the Company issued 670,000 special warrants at a price of Cdn$17.55 raising a total of approximately $7.2 million. In August 2000, the Company financed the acquisition of the Remote Access server board business and USB Multiport Controller product line from PORTtel Pty Ltd of Australia by the issue of 125,000 shares of Perle stock for $0.3 million. In order to finance the June 2001 acquisition of the router product line of TriNexus Communications, on May 31, 2001 the Company undertook a private placement of 300,000 common shares of Perle stock combined with a warrant to acquire 75,000 common shares, which raised gross proceeds of Cdn$315,000. Further details of the Company's indebtedness can be found in Note 5 to the consolidated financial statements of the Company.

As at May 31, 2001, the Company had incurred term and operating debt that totaled $18.7 million, the current portion of which totaled $10.2 million. At that date, the Company had cash of $1.0 million and accounts receivable of $8.5 million.

Working capital, as defined by current assets less current liabilities, was a deficiency of $7.3 million as at May 31, 2002 compared to a working capital deficiency of $3.7 million at November 30, 2002. The working capital deficiency was reduced by approximately $4.22 million (Cdn$6.45 million) following the conversion of a portion of the short-term operating credit line to long-term loan as part of the revision to the Company's Credit Agreement on October 28, 2002 (See discussion below).

Pursuant to the terms of the Company's credit facilities with it's lender, the Company is required within 60 days following completion of an equity offering by the Company to apply the net proceeds of such an offering towards repayment of the Company's term debt. The Company's lender agreed to waive this requirement for the private equity offering at June 2001.

The Company has experienced recurring net losses of $2,507,181, $2,296,884 and $23,709,792 for the years ended May 31, 2002, 2001 and 2000, respectively. The significant slowdown in the technology industry and a general reduction in sales of the Company's older products, not fully offset by sales from its new product range, has resulted in reduced sales levels in the third and fourth quarters of fiscal 2000. This trend has continued during fiscal 2001 and 2002. Although management has significantly restructured operations with resulting reductions in operating costs and has improved working capital management for fiscal 2002, the changes were not sufficient to enable the Company to meet certain terms and covenants in its existing credit agreements.

The Company obtained waivers for non-compliance at February 29, 2001, and on May 31, 2001, a Third Amended and Restated Senior Credit Agreement was executed (the "Credit Agreement" or the "Credit Facility") whereby the lender extended the debt repayment terms and agreed to amend financial covenants for fiscal 2001 and subsequent periods. As described in Note 5, the Credit Agreement requires compliance with a number of covenants. On August 30, 2001, the lender agreed to further revise the terms of the Credit Facility. The revised terms required the Company to continue to meet certain financial targets in each fiscal year as described above and postponed the reduction in the Company's operating line of credit. The Company failed to meet certain of these amended covenants at May 31, August 31, November 30, 2001 and February 28, May 31, August 31, 2002 and obtained waivers of non-compliance from its lender.

On October 28, 2002, the Company's lender agreed to revise the terms of the Credit Agreement, which has resulted in more favorable terms for the Company. This agreement will result in additional working capital for the Company, including a reduction in the interest rates on its short and long-term debt to Canadian prime rate, a conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan, the deferral of principal payments on the long-term loan for the period November 2002 to May 2003 and waivers for principal payments in September and October 2002, and the extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006. In addition, the revised terms require the Company to continue to meet certain financial targets in each fiscal year. The revised lending agreement is subject to certain standard conditions precedent which have not been completed as of October 28, 2002. (See Note 5(d)).

This agreement indicates the strong support of the Company's lender for the Company's business plan. Notwithstanding the sales trend during the last three years, and the Company's negative working capital position, management believes that the Company will be in compliance with the terms of the Credit Agreement during fiscal 2003. Accordingly, the debt has been classified according to its revised repayment terms. If the slowdown in the technology sector continues and the Company is unable to comply with the covenants, it may seek to obtain a waiver or further revisions of the Credit Agreement. However, there can be no assurance that the Company's lender will agree to any such additional revisions or waivers.

Management has re-set its sales budget for fiscal 2003 to current industry levels. It continues in a disciplined manner, with its cost reduction initiatives, to maintain the operating costs expense ratio in line with the lower sales levels. These initiatives follow on from the restructurings in May 2000 and October 2001 and continued through to the current period with the ongoing integration of the Company's operations. (See Note 2 to the consolidated financial statements). The Company's lender has been supportive of the actions taken by management.

Management believes that inflation did not have a material effect on operations during the fiscal year ended May 31, 2002 or the fiscal year ended May 31, 2001 and has not had a material impact in the second quarter of fiscal year 2003.

The Company has no material commitment for capital expenditure projects at present.

FACTORS THAT MAY AFFECT FUTURE RESULTS

From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information, which involves risks and uncertainties. Forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, statements, which are not historical facts, may be forward-looking statements. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below and the accuracy of the Company's internal estimates of revenues and operating expense levels. The Company bases its forward-looking statements on information currently available to it and does not assume any obligation to update such statements.

Going Concern

The Company has experienced a substantial downturn in sales and operating earnings, has both working capital and shareholder's equity deficiencies for the year ended May 31, 2002 and the quarter ended November 30, 2002. Management has acted decisively to reduce and match the Company's expense base with its revenue stream and has implemented aggressive marketing and research and development programs to grow its sales. Despite management's efforts, should the slowdown in the technology sector continue, it may not be possible for the Company to meet its restrictive covenants under it's credit agreement and continue to operate as a going concern. Under these circumstances the Company may seek to obtain waivers of its loan covenants and to secure additional financing. However there can be no assurance that the Company's lender will agree to any such waivers or that additional financing will be available on terms acceptable to the Company, if at all.

Rapid Technological Change

The computer networking and data communications industries are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, any of which could make the Company's existing products obsolete. The Company's success depends upon its ability to enhance existing products and to introduce new products to meet changing end-user requirements and emerging industry standards. The Company must devote continued efforts and financial resources to develop and enhance existing products and conduct research to develop new products. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The Company may not be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis and may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. The Company may also announce new products or product enhancements, capabilities or technologies that have the potential to replace or shorten the life cycle of its existing product offerings and that may cause customers to defer purchasing its existing products.

Proprietary Rights of the Company and Others

The Company does not hold any patents on its technology. Instead, it currently relies upon copyrights, trade secrets, unpatented proprietary know-how and continuing technology innovation to protect the technology that it considers important to the development of its business. The Company relies on various methods to protect its proprietary rights, including confidentiality agreements with its employees and suppliers and license agreements with its customers that contain terms and conditions prohibiting the unauthorized reproduction, disclosure or transfer of its software products. In addition, the Company does not provide the source code to its customers. These efforts may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company's proprietary information. It is also possible that others could independently develop such know-how or obtain access to it or independently develop technologies that are substantially equivalent or superior to the Company's technology. If the Company's protective measures are not successful, its business, operating results and financial condition could be materially and adversely affected. The laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent, as do the laws of the United States or Canada.

The patent position of technology is often uncertain and involves complex legal and factual questions. The Company does not know whether any future patent applications will result in the issuance of any patents. Even if patents are issued, they may be challenged, invalidated or circumvented. Any such patents may not provide a competitive advantage or afford protection against competitors with similar technology. Competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to, technologies used by or competitive with those of the Company. Patent litigation is becoming widespread among technology companies. If challenged, any patents that the Company is issued in the future may not be held valid. The Company may also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

The Company's commercial success also depends significantly on its ability to operate without infringing the patents and other proprietary rights of others. However, patent applications are, in many cases, maintained in secrecy until patents are issued. Consequently, the Company cannot be certain that it is the first inventor of technologies covered by pending patent applications or that it is not infringing on the patents of others.

Litigation may be necessary to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. If the Company becomes involved in any litigation, interference or other administrative proceedings relating to its proprietary rights, it will incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination could subject the Company to significant liabilities or require the Company to seek licenses that may not be available on favorable terms, if at all. The Company may be restricted or prevented from manufacturing and selling its products in the event of an adverse determination in a judicial or administrative proceeding or if it fails to obtain necessary licenses.


Risks Inherent with Acquisitions

An important element of the Company's growth strategy is to review acquisition prospects that would complement its existing products, augment its market coverage and distribution ability or enhance its technological capabilities. Future acquisitions could result in restructuring charges, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, financial condition and results of operations and the market price of its Common Shares.

Acquisitions involve numerous risks, including risks associated with the integration of acquired operations, technologies and products, diversion of management's attention and potential loss of key employees of acquired organizations. The Company may not be able to successfully integrate the products, technologies or personnel of any business that might be acquired in the future. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

Cost Reduction Program: Significant Leverage

The Company implemented a cost reduction program, including a restructuring to integrate recent acquisitions and to reduce duplication of job functions. This restructuring initiated in the fourth quarter of fiscal 2000 and again in the second quarter of fiscal 2002 has significantly reduced operating costs. Notwithstanding these cost reductions, economic factors outside of the Company's control may impact on the financial condition of the Company and it may not be able to return to profitable operations. This may require the Company to seek additional capital through the issuance of additional common shares or debt. The Company has a significant amount of debt (see Note 11 to the Consolidated Financial Statements). There is no assurance that additional equity or debt would be available to the Company on terms favorable to the Company, if at all.

Growth

The Company's growth, both internally and through the acquisitions of Specialix, Chase, the Affinity product line and the product division of Zeta, the remote access server board business of PORTtel and the router product line of TriNexus Communications Inc. has placed additional demands on its management, financial personnel, information systems and controls. The Company may not be able to successfully manage expanding operations with the effect that a delay or failure to implement new and enhance existing systems and controls may have a material adverse effect on its business, operating results and financial condition.

Detection of Product Defects

The Company's products are highly complex and sophisticated and could contain design defects or software errors that are difficult to detect and correct. The Company cannot assure that errors will not be found in new products after it begins commercial shipments or, if discovered, that it will be able to successfully correct errors in a timely manner. The occurrence of product defects, and the inability to correct errors, could result in the delay or loss of market acceptance of the Company's products, material warranty expense under the Company's limited lifetime warranty, diversion of engineering and other resources from its product development efforts and the loss of credibility with its customers, system integrators and end users, any of which could have a material adverse effect on its business, operating results and financial condition. Although the Company maintains insurance coverage for product liability claims, it does not assure that coverage will be adequate or that all claims will be covered.

Market Acceptance of Products

The Company designs and develops devices for the computer networking and data communications industries. As with any new technologies, there is a substantial risk that the marketplace may not accept the Company's new products. Market acceptance of the Company's products depends, in large part, upon its ability to demonstrate its products' performance and cost-effectiveness over competing products and the success of its sales efforts as well as those of its customers. The Company may not be able to continue to market its technology successfully and may not assure that any of its current or future products will be accepted in the marketplace.

Competition

The markets for networking and data communications products are intensely competitive and subject to frequent product introductions with improved price and performance characteristics, rapid technological change and new industry standards. The Company competes with numerous types of companies including companies which have been established for many years and have considerably greater financial, marketing, technical, human and other resources, as well as greater name recognition and a larger installed customer list, than it does. This may give these competitors certain advantages, including the ability to negotiate lower prices on components than those available to the Company. In addition, many of the Company's large competitors offer customers broader product lines, which provide more comprehensive solutions than those which it currently offers. The Company expects that other companies will also enter markets in which it competes. Increased competition could result in significant price competition, reduced profit margins or loss of market share. The Company may not be able to compete successfully with existing or future competitors and cannot assure that competitive pressures will not materially and adversely affect its business, operating results and financial condition.

Fluctuations in Operating Results

The Company's revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors, including:


o        the cancellation or postponement of orders;
o the timing and amount of significant orders from the Company's largest customers;
o the Company's success in developing, introducing and shipping product enhancements and new products;
o        the Company's product mix;
o impact on financial operations resulting from possible future acquisitions;
o        new product introductions by the Company's competitors;
o        pricing actions by the Company or its competitors;
o        the timing of delivery and availability of components from suppliers;
o        changes in material costs;
o        general economic conditions; and
o        foreign exchange fluctuations.


The volume and timing of orders received during a quarter are difficult to forecast. The Company's customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if the Company's customers do not control inventories effectively, they may cancel or reschedule shipments. The Company's expense levels during any particular period are based in part on expectations of future sales. If sales in a particular quarter do not meet expectations, the Company's operating results could be materially adversely affected. The Company may not be able to sustain its recent rate of growth or return to profitable operations.

Risks Associated with Sales to Customers in Foreign Countries

Sales outside of the U.S. segment contribute significantly to the Company's revenues. Sales to customers in foreign countries are subject to government controls and other risks, including difficulties in obtaining export licenses, fluctuations in currency exchange rates, political instability, trade restrictions and changes in duty rates. Although the Company has not experienced any material difficulties in this regard to date, it may experience difficulties in the future.

The Company's results are reported in U.S. dollars, although the functional currency of the Company is the Canadian dollar. Due to the geographic mix of the Company's customers, any fluctuation in the value of the Canadian dollar relative to the U.S. dollar or other foreign currency may result in variations in its sales and earnings expressed in US dollars. A significant portion of the Company's revenues are generated in U.S. dollars. The Company makes a portion of its component purchases in US dollars, creating a natural hedge that partially offsets this risk. In order to further manage this risk, the Company continually reviews its foreign exchange exposure and takes steps to reduce it by using a variety of methods including, when appropriate, the conversion of surplus foreign currency to U.S. or Canadian dollars and borrowing in foreign currencies. The Company may not always be successful in its efforts.

The Company's operating results could also be adversely affected by seasonality of sales in different regions. This could have a material adverse effect on future sales of the Company's products and, consequently, its business, operating results and financial condition.

Dependence on Suppliers and Third Party Manufacturers

The Company subcontracts the assembly of its products to manufacturers that assemble and test the products. The Company's dependence on independent manufacturers exposes it to delays in obtaining adequate supplies of products and reduced control of manufacturing quality and production costs. If the Company's contract manufacturers fail to deliver products in the future on a timely basis, it could be difficult to obtain adequate supplies of products from other sources in the near term. A change in vendors may require significant lead-time and may result in shipment delays and expenses. The inability to obtain products on a timely basis, the loss of a vendor or a change in the terms and conditions of the outsourcing could have a material adverse effect on the Company's business, operating results and financial condition.

Dependence on Key Personnel

The Company is substantially dependent upon a number of key employees, including Joseph Perle, founder, President and Chief Executive Officer, John Feeney, Senior Vice-President and Chief Operating Officer, and Derrick Barnett, Vice-President, Finance and Chief Financial Officer. The loss of the services of these or any one or more of the Company's other key officers could have a material adverse effect on its business. Additionally, the Company's ability to develop, manufacture and market its products and compete with current and future competitors depends on its ability to attract and retain qualified personnel. The Company has contingent severance agreements with its senior executive officers. The Company does carry "Key Man" insurance coverage for its key employees; however, failure due to economic and business conditions to attract and retain qualified personnel could have a material adverse effect on the Company's business, operating results and financial condition.

Market Volatility of Common Shares

The market price of the Company's common shares has been volatile and is likely to continue to be volatile. Factors that could affect the market price for the Company's common shares include:

o        actual or anticipated fluctuations in its operating results;
o announcement of technological innovations or new product introductions by the Company or its competitors;
o changes of estimates of its future operating results by securities analysts;
o developments with respect to patents, copyrights or proprietary rights;
o        general market conditions; and
o        continued listing on The Toronto Stock Exchange and the OTCBB market.

The stock market has recently experienced significant price and volume fluctuations that have particularly affected the market prices for shares of technology companies. These broad market fluctuations may adversely affect the market price of the Company's common shares.

Stock Exchange Listing Requirements

The capital markets on which the Company's common shares trade have certain asset, earnings, stock price and other requirements for the continued listing of a company's stock. Due to economic factors and market volatility factors which impacted upon the Company's stock price, the Company did not comply with certain of these requirements and as a result on April 1, 2002 the Company's common shares were delisted from the Nasdaq Stock Market and became eligible to trade on the OTC Bulletin Board. This change could negatively impact the market for the Company's stock. Company's listing on the Toronto Stock Exchange remains unaffected.

Support of Company's Lender

The Company is required to meet certain covenants in terms of its lending agreement. In the event that the Company fails to meet these covenants, the Company will seek to obtain further waivers or revisions to its credit agreement from its lender. There can be no assurances that the Company's lender will agree to any such waivers or revisions and failure to obtain waivers or revisions may result in the lender accelerating payments due under the credit agreement. This may impact on the Company's ability to raise sufficient working capital and to continue as a going concern. The Company has in the past failed to meet certain of these covenants but has obtained waivers of non-compliance and revisions of its credit agreement from its lender.

 Payment of Dividends

The Company has never paid cash dividends on its Common Shares and does not intend to pay any dividends for the foreseeable future. Subject to certain limited exceptions, the credit arrangements entered into with its lender prohibit the Company from paying dividends on its common shares.



PERLE SYSTEMS LIMITED
CONSOLIDATED BALANCE SHEETS
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
-------------------------------------------------------------------------------------------------------------------
As at                                                                         November 30, 2002        May 31, 2002
-------------------------------------------------------------------------------------------------------------------
    ASSETS
    Current:
    Cash and cash equivalents                                                        $396,322             $470,064
    Accounts receivable                                                             3,758,687            5,716,445
    Inventories                                                                     3,472,217            3,646,673
    Prepaid expenses                                                                  260,360              284,654
    Income taxes receivable                                                            80,234              227,728
-------------------------------------------------------------------------------------------------------------------
      Total current assets                                                          7,967,820           10,345,564
-------------------------------------------------------------------------------------------------------------------
    Capital assets, net                                                               736,512              832,247
    Other assets                                                                      701,094              496,604
    Technology, net                                                                 1,212,005            1,562,946
    Brand names, net                                                                1,469,364            1,737,573
    Sales channel, customer list and distribution rights, net                       1,602,737            1,966,840
    Goodwill                                                                        6,392,105            7,320,079
-------------------------------------------------------------------------------------------------------------------
    Total assets                                                                  $20,081,637          $24,261,853
===================================================================================================================

    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
    Current:
-------------------------------------------------------------------------------------------------------------------
    Bank indebtedness                                                              $4,915,786           $8,683,648
    Accounts payable and accrued liabilities                                        5,302,901            6,334,023
    Income taxes payable                                                              109,869              109,280
    Deferred revenue                                                                1,096,911            1,225,808
    Current portion of long-term loan                                                       -              736,500
    Current portion of notes payable                                                  257,130              463,341
    Current portion of obligation under capital lease                                  26,462               52,923
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                      11,709,059           17,605,523
-------------------------------------------------------------------------------------------------------------------

    Long-term loan                                                                 11,330,970            7,389,523
    Obligation under capital lease                                                     27,216               26,910
    Accrued facilities cost                                                            85,517               90,768
    Deferred tax liabilities                                                        1,046,338            1,300,121
-------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                              24,199,100           26,412,845
-------------------------------------------------------------------------------------------------------------------
    Commitment and contingencies

    Shareholders' Equity (Deficiency):
    Share capital   -- Authorized:  Unlimited Common Shares, issued and
    outstanding: 9,592,293 (2002 -- 9,592,293)                                     32,130,345           32,130,345

Cumulative translation account                                                      (301,407)            (365,514)
     Deficit                                                                     (35,946,401)         (33,915,823)
-------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity (deficiency)                                      (4,117,463)          (2,150,992)
-------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity (deficiency)                      $20,081,637          $24,261,853
===================================================================================================================






PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
---------------------------------------------------------------------------------------------------------------------
For the six month period ended November 30,                                            2002                 2001
---------------------------------------------------------------------------------------------------------------------

Sales                                                                               $11,814,376          $15,427,263
---------------------------------------------------------------------------------------------------------------------
Expenses:
Cost of sales                                                                         5,054,255            6,581,288
Selling, general and administration                                                   4,869,707            6,190,619
Research and development expenditures (net of ITCs)                                   1,666,062            1,525,266
Amortization of intangible assets                                                       860,972            1,297,817
Write down of goodwill                                                                  750,000                    -
Depreciation of capital assets                                                           87,244              144,659
Interest expense                                                                        779,952            1,026,700
---------------------------------------------------------------------------------------------------------------------
Total expenses                                                                       14,068,192           16,766,349
---------------------------------------------------------------------------------------------------------------------
Loss before income taxes and non-recurring items                                     (2,253,816)          (1,339,086)
Income tax expense (recovery)                                                           223,238              224,496
---------------------------------------------------------------------------------------------------------------------
Loss before non-recurring items, net of $nil tax                                    $(2,030,578)         $(1,114,590)
---------------------------------------------------------------------------------------------------------------------
Non-recurring items, net of $nil tax                                                          -             (575,000)
---------------------------------------------------------------------------------------------------------------------
Net loss for the period                                                             $(2,030,578)         $(1,689,590)
=====================================================================================================================

Loss per common share  - basic and fully diluted:
Before non-recurring items and cumulative effect of change in
    accounting principles                                                                $(0.21)              $(0.12)
Non-recurring items                                                                        $  -               $(0.06)
---------------------------------------------------------------------------------------------------------------------
Loss per common share - basic and diluted                                                $(0.21)              $(0.18)
=====================================================================================================================





PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
------------------------------------------------------------------------------------------------------------------------------
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
---------------------------------------------------------------------------------------------
For the six month period ended November 30,                      2002                2001
---------------------------------------------------------------------------------------------
Common Share Capital:
Shares
    Opening balance                                            9,592,293           9,592,293
---------------------------------------------------------------------------------------------
    Closing balance                                            9,592,293           9,592,293
---------------------------------------------------------------------------------------------

Amount
    Opening balance                                          $32,130,345         $32,130,345
---------------------------------------------------------------------------------------------
    Closing balance                                          $32,130,345         $32,130,345
---------------------------------------------------------------------------------------------

Other comprehensive income:
    Opening balance                                             (365,514)           (323,920)
    Net change for the period                                     64,107             (31,838)
---------------------------------------------------------------------------------------------
    Closing balance                                             (301,407)           (355,758)
---------------------------------------------------------------------------------------------
Deficit:
    Opening balance                                          (33,915,823)        (28,733,642)
    Net loss for the period                                   (2,030,578)         (1,689,590)
---------------------------------------------------------------------------------------------
    Closing balance                                          (35,946,401)        (30,423,232)
---------------------------------------------------------------------------------------------
    Total shareholders' equity (deficiency)                  $(4,117,463)         $1,351,355
=============================================================================================



PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
-----------------------------------------------------------------------------------------------------------------------------
For the six months ended November 30,                                                      2002                      2001
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
     Operating activities
         Net loss for the year                                                          $(2,030,578)             $(1,689,590)
         Add (deduct) items not affecting cash:
            Amortization of intangible assets                                               860,972                1,297,817
            Write down of goodwill                                                          750,000                        -
            Depreciation of capital assets                                                   87,244                  144,659
            Deferred income taxes                                                          (223,238)                (224,496)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           (555,600)                (471,610)
         Net change in non-cash working capital balances related to
         operations                                                                       1,101,484                1,418,282
----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities                                             545,884                  946,672
-----------------------------------------------------------------------------------------------------------------------------
     Investing activities
         Additions to capital assets                                                        (11,633)                 (77,521)
         Purchase of technology and other intangible assets                                       -                 (341,092)
-----------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                                           (11,633)                (418,613)
-----------------------------------------------------------------------------------------------------------------------------
     Financing activities
         Increase (decrease) in bank indebtedness                                        (3,560,502)                  93,839
         Deferred financial cost                                                           (216,753)                 (25,830)
         Repayment of notes payable                                                        (206,211)                (126,350)
         Repayment of obligation under capital lease                                        (24,186)                 (15,978)
         Increase (repayment) of long-term loan                                           3,415,314                 (434,503)
         Issuance of common shares (net)                                                          -                   (4,366)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                                            (592,338)                (513,188)
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                (16,032)                 (30,766)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents during the year                        (74,119)                 (15,895)
Cash and cash equivalents, beginning of the year                                            470,441                  962,046
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                                                 $396,322                 $946,151
-----------------------------------------------------------------------------------------------------------------------------
Components of net change in non-cash working capital balances related to operations:
     Accounts receivable                                                                 $1,843,944               $2,030,679
     Inventories                                                                             80,853                  980,065
     Prepaid expenses                                                                        18,838                  174,334
     Income taxes                                                                           144,519                   23,684
     Accounts payable and accrued liabilities                                              (886,159)              (1,645,370)
     Deferred revenue                                                                      (100,511)                (145,110)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                         $1,101,484               $1,418,282
=============================================================================================================================







C
PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
In accordance with the Canadian Generally Accepted Accounting Principles (US dollars)
----------------------------------------------------------------------------------------------------------
For the six month period ended November 30,                                   2002                2001
----------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
      Interest paid                                                         $779,952           $1,026,700
      Income taxes paid                                                      $41,224              $83,411
==========================================================================================================
Non-cash investing and financing activities:
      Vender take back debt                                                   $   -               $34,462
==========================================================================================================


PERLE SYSTEMS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.       Nature of Business

         Perle Systems Limited (the "Corporation") together with its subsidiaries (collectively, the "Company" or "Perle") develops, manufactures, markets, sells and supports networking products that are used by customers to connect remote users to central servers for a wide variety of e-business and general business applications. The Company specializes in Internet Protocol ("IP") connectivity with an increasing focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial servers, emulation adapters, multi-port serial cards and network controllers. Perle distinguishes itself by its ownership of extensive networking technology, depth of experience in major network connectivity environments and long-term channel relationships in major world markets. The Company sells these products worldwide through a combination of distribution channels, systems integrators and original equipment manufacturers ("OEMs").

2.       Going Concern

         These financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

         The Company has experienced net losses of $2,507,181, $2,296,884, and $23,709,792 for the years ended May 31, 2002, 2001 and 2000 respectively, and at May 31, 2002 has had a working capital deficiency of $7,259,959 compared to a deficiency of $4,674,866 in fiscal 2001. At November 30, 2002 the working capital deficiency was $3,741,239. The working capital deficiency was reduced by approximately $4.22 million (Cdn$6.45 million) following the conversion of a portion of the short-term operating credit line to long-term loan as part of the revision to the Company's Credit Agreement on October 28, 2002. The Company's total assets at November 30, 2002 are $20,081,637 compared to total liabilities of $24,199,100.

         The significant slowdown in the technology industry has resulted in reduced sales levels during the fiscal years 2002, 2001 and 2000. Although management has restructured operations with resulting reductions in operating costs, the changes were not sufficient to improve working capital or to allow the Company to meet certain covenants in its existing Credit Agreement. There is no certainty of a return to former sales levels and the Company may not be able to further reduce costs without substantially damaging its business.

         The Company has generated cash from operating activities of $1,922,499 in fiscal 2002 and $(1,018,517) in fiscal 2001 respectively and repaid $1,199,079 of long-term bank debt in 2002 and $1,175,150 in fiscal 2001. At May 31, 2002, the Company was current on all principal and interest payments in connection with its bank facilities.

         The sales trend during the last three years, together with the Company's negative working capital position, significant operating line of credit and long-term loan and the deficiency in shareholder's equity (which includes the non-cash write-down of goodwill and intangible assets), cast substantial doubt about the ability of the Company to continue as a going concern.

         As described in Note 5, the Company was not in compliance with certain of its restrictive covenants, during fiscal 2002, as at May 31, 2002, which were subsequently waived by the lender.

         On October 28, 2002, the Company's lender agreed to revise the terms of the Credit Agreement, which has resulted in more favorable terms for the Company. This agreement will result in additional working capital for the Company including a reduction in the interest rates on its short and long-term debt to Canadian prime rate, a conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan, the deferral of principal payments on the long-term loan for the period November 2002 to May 2003, and waivers for principal payments in September and October 2002, and the extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006. In addition, the revised terms require the Company to continue to meet certain financial targets in each fiscal year.

         This agreement indicates the strong support of the Company's lender for the Company's business plan. Notwithstanding the sales trend during the last three years, and the Company's negative working capital position, management believes that the Company will be in compliance with the terms of the Credit Agreement during fiscal 2003. Accordingly, the debt has been classified according to its revised repayment terms. If the slowdown in the technology sector continues and the Company is unable to comply with the covenants, it may seek to obtain a waiver or further revisions of the Credit Agreement. However, there can be no assurance that the Company's lender will agree to any such additional revisions or waivers.

         These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue business in the normal course. Such adjustments could be material.


3.       Purchase of Technology

         TriNexus Communications and Products

         On June 5, 2001, the Company purchased the router product line from TriNexus Communications Inc. ("TriNexus"). TriNexus is based in Saskatoon, Canada and is a developer, manufacturer and vendor of data communications products. The acquisition has been accounted for under the purchase method of accounting and the results of operations are included in the Company's financial statements from the date of acquisition. The estimated purchase price was allocated to the fair value of identifiable assets acquired. The estimated total cost of the purchase was $514,000 consisting of cash consideration and acquisition expenses of $181,000.

         The total amount of the purchase price will be allocated to the intangible asset technology, customer base, inventory and capital assets. The vendor has deferred payment of $210,261 of the cash consideration over a six-month period with the final installment due and paid on December 5, 2001.

         The technology is recorded at cost on the balance sheet and is to be amortized on a straight-line basis over a period of five years.

4.       Segmented Information

         Substantially all of the Company's operations are related to a single industry segment, the business of designing, manufacturing and selling proprietary computer connectivity products.

         Geographic segments are determined based on management reporting requirements. Current segments disclosed are managed and evaluated independently by the Company executives. Segment profit is defined as operating income before corporate expenses, interest and income taxes.

         The Company had no individual customer whose accumulated sales represented more than ten percent of total sales during the six-month period.

         The following information relates to geographic segments of the
         Company:

         --------------------------------------------------------------------------------------------------------------
         For the six month period ended November 30,                                        2002               2001
         --------------------------------------------------------------------------------------------------------------
         Sales
         America
         Customer revenues                                                              $6,142,565           8,006,534
         Inter-segment revenues                                                          2,647,464           3,710,227
         --------------------------------------------------------------------------------------------------------------
                                                                                         8,790,029          11,716,761
         --------------------------------------------------------------------------------------------------------------
         EMEA
         Customer revenues                                                               4,024,426           5,293,532
         Inter-segment revenues                                                                 -                   -
         --------------------------------------------------------------------------------------------------------------
                                                                                         4,024,426           5,293,532
         --------------------------------------------------------------------------------------------------------------
         Asia-Pacific
         Customer revenues                                                               1,647,385           2,127,197
         Inter-segment revenues                                                             -                      -
         --------------------------------------------------------------------------------------------------------------
                                                                                         1,647,385           2,127,197
         --------------------------------------------------------------------------------------------------------------

         Elimination of inter-segment revenues                                          (2,647,464)         (3,710,227)
         --------------------------------------------------------------------------------------------------------------
         Total sales                                                                   $11,814,376         $15,427,263
         ==============================================================================================================

         --------------------------------------------------------------------------------------------------------------
         Operating income (loss)
         America                                                                        $2,151,631          $2,944,477
         EMEA                                                                             (846,565)           (519,857)
         Asia-Pacific                                                                      276,879             262,947
         --------------------------------------------------------------------------------------------------------------
         Segment operating income                                                        1,581,945           2,687,567
         Research and development expenditures                                          (1,666,062)         (1,525,266
         Interest expense                                                                 (779,952)         (1,026,700)
         General corporate expenses                                                     (1,389,747)         (1,474,687)
         --------------------------------------------------------------------------------------------------------------
         Consolidated loss before income taxes, non-recurring items, and
              cumulative effect of change in accounting policy                         $(2,253,816)         (1,339,086)
         ==============================================================================================================



         --------------------------------------------------------------------------------------------------------------
         November 30,                                                                      2002                 2001
         --------------------------------------------------------------------------------------------------------------
         Identifiable assets
         America                                                                       $11,623,537          $7,750,498
         EMEA                                                                            6,038,434          19,005,330
         Asia-Pacific                                                                    1,374,792           1,150,066
         --------------------------------------------------------------------------------------------------------------
         Total assets for reportable segments                                           19,036,763          27,905,894
         Corporate assets                                                                1,044,874           1,428,869
         --------------------------------------------------------------------------------------------------------------
         Consolidated total assets                                                     $20,081,637         $29,334,763
         ==============================================================================================================


         The America segment includes sales in the United States and Canada. The EMEA segment includes sales in the United Kingdom, continental Europe, Middle East and Africa. The Asia-Pacific segment includes sales in China, Japan, Singapore, India and Australia. Inter-segment revenues between geographic areas are transacted at fair value.

         Segmented operating income (loss) represents income (loss) after the elimination of profits on intercompany transactions. General corporate items include foreign exchange, salaries and general administrative expenses of the corporate group. Corporate assets include cash and cash equivalents, loans to shareholders, officers and directors, and investment tax credits recoverable.



5.       Bank Indebtedness, Long-Term Loan, and Revised Credit Agreement

(a) Bank indebtedness consists of the following:

         -------------------------------------------------------------------------------------------------------------------------
                                                                                        November 30, 2002            May 31, 2002
         -------------------------------------------------------------------------------------------------------------------------
         Line of credit with permitted borrowing of Cdn$7,550,000, including letters of credit guarantees, can be drawn on in either Canadian or
         US dollars. As at May 31, 2002, the borrowings are as follows:
         Canadian dollar borrowing bearing interest at the Canadian bank prime rate plus 2.5% per annum which were subsequently revised. (See (d)
         below) on October 28, 2002.                                                       $4,915,786                 $8,683,648
         =========================================================================================================================

         As at May 31, 2002, the Company had no additional amounts (2001 - nil) available under these lines of credit.

         As at May 31, 2002 and November 30, 2002, the Canadian bank prime rate was 4.00%, and 4.5%, respectively.

         The aggregate effective rate of interest of the Company's outstanding bank indebtedness as at May 31, 2002 was 10.89% (2001 - 9.00%), which includes punitive interest rates for borrowings over the secured asset base.

(b)      Long-term loan consists of the following:

         --------------------------------------------------------------------------------------------------------------------------
                                                                                        November 30, 2002           May 31, 2002
         --------------------------------------------------------------------------------------------------------------------------
         Term loan of Cdn$20,775,000, bearing interest at the Canadian bank prime rate. The principal payments have been set out in the table below. For the fiscal years ending May 2004, 2005 and 2006, principal payments are flexible based on operating profits subject to the minimum payments set out below. As at November 30, 2002 and May 31,
         2002, the principal amount outstanding was Cdn$17,737,500 and
         Cdn$12,412,500, respectively.                                                      $11,330,970              $8,126,023
         --------------------------------------------------------------------------------------------------------------------------
         Less current portion                                                                       -                   736,500
         --------------------------------------------------------------------------------------------------------------------------
         Total long-term loan                                                               $11,330,970              $7,389,523
         ==========================================================================================================================

         Minimum Principal repayments of the long-term loan are approximately as follows:

         -------------------------------------------------------------------------------------------------------------------------
         2003                                                                                                            $736,500
         2004                                                                                                           1,178,000
         2005                                                                                                           2,550,000
         2006                                                                                                           6,866,470
         -------------------------------------------------------------------------------------------------------------------------
                                                                                                                      $11,330,970
         =========================================================================================================================


         Pursuant to the terms of the Corporation's banking arrangements, the Company is required, within 60 days following completion of any public or private debt or equity financing by the Company, to apply the net proceeds of such financing towards repayment of the Company's term debt facilities.

         Covenants and Securities

         The Credit Agreement with the prime lender requires compliance with a number of covenants including sales and pre tax and interest earnings levels, expenditure guidelines, reduction in accounts receivable and inventory levels, limits on the permitted borrowing base and a reduction in the Company's operating line of credit. The Company is also restricted from declaring dividends on its Common Shares.

         In terms of the agreement at October 28, 2002 these covenants have been changed to a 10% negative variance on earnings before interest, taxes, depreciation and amortization (EBITDA), selling general and administrative expenses including research and development expenses and gross profit.

         Substantially all of the assets of the Company have been pledged as collateral for the long-term loan and bank indebtedness of the Company.

         As at May 31, 2002 and August 31, 2002, the Company was not in compliance with these covenants. The bank has waived the requirement to meet these covenants at May 31, 2002 and August 31, 2002. See (e) below.

(c)      Letters of Credit and Guarantees

         The Company had letters of guarantee outstanding as at November 30, 2002 and May 31, 2002 of approximately $327,000 for other general and corporate purposes.

(d)      Revised Credit Agreement

         On October 28, 2002, the Company has signed terms and commitment letter with its lender, setting out the revised terms and conditions of the Credit Agreement. The major terms of this agreement are as follows:

[i] reduction of interest rates on the Company's operating line of credit and term loan borrowings to prime rate;
[ii] conversion of $4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan;
[iii] deferral of principal payments on the long-term loan from November 2002 through May 2003;
[iv] extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006, on a flexible repayment schedule, based a percentage between 33.3% and 50% of the Company's EBITDA less interest, subject to certain minimum payments; and
[v]      revision of certain restrictive covenants.
[vi] repayment of the Company's operating line of credit and long-term debt by May 31, 2006

         In addition, the Company agreed to issue up to 2,400,000 new warrants to its lender. These warrants will expire in five years and will be priced at the closing price of the Common Shares of the Company on the trading day preceding the date of the application submission for approval by the Toronto Stock Exchange. The Company is entitled to purchase, at any time prior to May 31, 2006, up to 1,400,000 of these warrants at a nominal amount and on a pro rata basis on early repayment in amounts not less than Cdn$1,000,000 of the portion of the operating line of credit converted to long-term debt, subject to regulatory approval. The Company will re-price the 500,000 existing warrants held by its lender to the market price, as detailed above. These warrants expire on May 31, 2005.

SELECTED FINANCIAL INFORMATION

For the six month period ended November                                      2002                    2001
--------------------------------------------------------------------------------------------------------------------
                                                                                (unaudited)           (unaudited)
--------------------------------------------------------------------------------------------------------------------
Gross profit margin                                                                    57%                      57%
Selling, general and administrative as a percentage of sales                           41%                      40%
Research and development as a percentage of sales                                      14%                      10%
Total assets                                                                   $20,081,637              $29,334,763
Common shareholders' capital                                                    32,130,345               32,130,345
Common shares outstanding                                                        9,592,293                9,592,293
Weighted average shares outstanding                                              9,592,293                9,592,293
Current ratio                                                                          .68                      .62
Quick ratio                                                                            .38                      .41
====================================================================================================================



Stockholder Information

   ==========================================
   Investor Relations                                External Reporting

   Shareholders and other individuals                The consolidated financial statements and
   requesting information about Perle Systems        notes thereto of Perle Systems Limited ("Perle"
   or wishing to receive, free of charge,            or the "Company") included in this Quarterly
   copies of the annual and quarterly                Report are prepared in accordance with
   reports, including the annual report on           Canadian generally accepted accounting
   Form 20-F and quarterly reports on Form           principles.
   6-K which are filed with the U.S.
   Securities and Exchange Commission and            The consolidated financial statements, notes
   Canadian regulatory authorities, should           thereto and all financial information included
   call, e-mail or write to:                         in this Quarterly Report Supplement are
                                                     presented in U.S. dollars. All references to
   Perle Systems Limited                             "$" or "dollars" are references to U.S.
   Investor Relations Department                     dollars, unless otherwise specified.
   60 Renfrew Drive, Suite 100
   Markham, Ontario, Canada L3R 0E1
   Telephone: 905 946-5004
   Facsimile: 905 944-2059
   Web site: www.perle.com
   E-mail: invest@perle.com

   All of the Company's publicly filed
   documents can be obtained from the
   Canadian regulatory authority website
   www.sedar.com.

   Stock Listings
   The Over the Counter Bulletin Board  ("OTCBB") (symbol: PERL)
   Toronto Stock Exchange (symbol: PL)

   For more information on Perle and its products, please access the Company's web site at www.perle.com.
   Register and Transfer Agents
   Inquiries regarding a lost certificate, consolidation of accounts and changes in address, name or ownership should be addressed to either of the following:


   American Stock Transfer & Trust Company           CIBC Mellon Trust Company
   59 Maiden Lane                                    320 Bay Street, P.O. Box 1
   New York, New York, USA  10007                    Toronto, Ontario, Canada, M5H 4A6
   Web site: www.amstock.com                         Telephone: 1-800-387-0825
   E-mail: info@amstock.com                          Facsimile: 416 643-5570
                                                     Web site: www.cibcmellon.com
                                                     E-mail:  inquiries@cibcmellon.com

   Special Note Regarding Forward Looking Statements:
   From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information, which involves risks and uncertainties. Forward-looking statements discussed herein, including statements in the Management's Discussion and Analysis, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, statements, which are not historical facts, may be "forward-looking" statements. When used herein, words such as "anticipate", "intend", "believe", "estimate", and" expect" and similar expression, as they relate to the Company or its management, are intended to identify "forward-looking" statements. The Company's actual future results may differ significantly from those expressed or implied by any "forward-looking" statements. Forward-looking statements are based on assumptions made by and information available to the Company. Factors that may cause such differences include, but are not limited to, rapid technological change; proprietary rights of the Company and others; risks inherent with acquisitions; the Company's ability to manage growth; risks associated with the Company's cost reduction programs; significant leverage; the Company's ability to maintain compliance with the convenants contained in its credit agreement; the Company's ability to continue as a going concern; recent rapid growth; the Company's ability to detect and prevent product defects; market acceptance of the Company's products; increased levels of competition; fluctuations in the Company's operating results; risks associated with sales to customers in foreign countries; dependence on third party suppliers and third party manufacturers; dependence on key personnel; market volatility of common shares; risks associated with the Company's shareholder rights plan; and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

   DOCUMENT NO.  2

FOR IMMEDIATE RELEASE:


      Perle Systems Reports Second Quarter Fiscal 2003 Financial Results

               Increased operating profit for the second quarter

TORONTO, CANADA - January 30, 2003 - Perle Systems Limited (OTCBB: PERL; TSE:
PL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today reported unaudited financial results for the second quarter fiscal 2003 ended November 30, 2002.

Financial Highlights

Based on US GAAP, the Company's revenue for the second quarter of fiscal 2003 totaled $6.5 million, compared to revenue of $7.8 million in the second quarter of fiscal 2002.

Net operating profit for the quarter was approximately $102,000 compared to a net operating loss of $724,000 in the same period last year. Cash earnings per share was $0.01 for the quarter compared to a cash loss per share of $0.08 in the same period last year.

Net operating earnings/(loss) and cash earnings/(loss) per share figures exclude writedown of goodwill, depreciation of capital assets and intangibles and one time costs.

The Company undertook an independent valuation and audit of its Goodwill and Intangible Assets at November 30, 2002 and determined that there was a non-cash impairment of $750,000 in respect of the goodwill and $50,000 in respect of the intangible assets. A further review will be undertaken in 12 months.

Net loss for the quarter was approximately $1,100,000, which includes the writedown of goodwill of $750,000, compared to a net loss of approximately $780,000, which includes no writedown of goodwill, in the same period of last year. Disciplined cost controls and a sustained level of gross margin, offset the lower sales, resulting in a reduced net loss on an operating basis. Loss per share was $0.11, of which $0.08 loss per share is from the writedown of goodwill, compared to a loss per share of $0.08 in the same period last year.

For the six months to November 30, 2002, the net loss was approximately $2.0 million compared to $1.7 million in the same period last year. The loss per share was $0.21 compared to $0.18 in the same period last year.

Chief Executive Officer's comments:

"Through disciplined cost and production controls we delivered increased operating profit for the quarter, one of our key objectives for 2003. Our focus for this fiscal year is to grow sales," stated Joe Perle, President and Chief Executive Officer.

"In this regard we have accelerated the output of our research and development programs, with product releases in the areas of security and remote manageability such as IKE for VPN on the Perle router line and Port Buffering on the CS9000 line which now offers customers the largest port buffers in the industry. We have also stepped up our aggressive marketing campaigns and continued improving our sales and distribution channels, in North America and Europe. Several new high potential VAR's have joined the Perle channel, with the goal of driving increasing demand for Perle products."

Chief Financial Officer's comments:

"Following the conclusion of our new credit agreement with our major lender last quarter, we continue to focus on building cash flow through the fundamentals of increasing sales, improving margins and driving operating efficiencies from within the business, while containing costs," stated Derrick Barnett, Vice President, Finance and Chief Financial Officer. "We have made significant progress in all of these areas and I am confident that there is ample room for further productivity improvements allowing us to support sales growth without proportional increase in costs."

Company Profile

Perle Systems is a leading developer, manufacturer and vendor of award-winning networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of e-business and general business applications. Perle specializes in Internet Protocol (IP) connectivity applications, with an increasing focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes itself by its ownership of extensive networking technology, depth of experience in major network connectivity environments and long-term channel relationships in major world markets. Perle Systems has offices and representative offices in 12 countries in North America, The United Kingdom, Europe and Asia and sells its products through distribution channels worldwide. Its stock is traded on the OTCBB (symbol PERL) and the Toronto Stock Exchange (symbol PL). For more information about Perle and its products, access the Company's Web site at http://www.perle.com.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results revenue and earnings guidance for fiscal 2002, and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the company's ability to maintain compliance with the covenants contained in its credit agreement, to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the implementation of the Company's restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

                     ###


Contacts:  Derrick Barnett
           Vice President, Finance & CFO
           Perle Systems Limited
           Phone:  905-946-5034
           Fax:  905-944-2116
           Email: dbarnett@perle.com



       Financial statements to follow -


PERLE SYSTEMS LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars)
-----------------------------------------------------------------------------------------------------------
As at                                                                November 30, 2002         May 31, 2002
-----------------------------------------------------------------------------------------------------------
ASSETS                                                                  (Unaudited)             (Audited)
   Current:
Cash and cash equivalents                                                     $396,322            $470,064
Accounts receivable                                                          3,758,687           5,716,445
Inventories                                                                  3,472,217           3,646,673
Prepaid expenses                                                               260,360             284,654
Income taxes receivable                                                         80,234             227,728
-----------------------------------------------------------------------------------------------------------
Total current assets                                                         7,967,820          10,345,564
-----------------------------------------------------------------------------------------------------------
Capital assets, net                                                            736,512             832,247
Other assets                                                                   701,094             496,604
Technology, net                                                              1,212,005           1,542,946
Brand names, net                                                             1,469,364           1,737,573
Sales channel, customer list and distribution rights, net                    1,503,082           1,886,840
Goodwill                                                                     6,392,105           7,320,079
-----------------------------------------------------------------------------------------------------------
Total assets                                                               $19,981,982         $24,161,853
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current:
-----------------------------------------------------------------------------------------------------------
Bank indebtedness                                                           $4,915,786          $8,683,648
Accounts payable and accrued liabilities                                     5,302,901           6,334,023
Income taxes payable                                                           109,869             109,280
Deferred revenue                                                             1,096,911           1,225,808
Current portion of long-term loan                                                    -             736,500
Current portion of notes payable                                               257,130             463,341
Current portion of obligation under capital lease                               26,462              52,923
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                   11,709,059          17,605,523
-----------------------------------------------------------------------------------------------------------

Long-term loan
Accrued facilities cost                                                     11,330,970           7,389,523
Obligation under capital lease                                                  27,216              26,910
Accrued facilities cost                                                         85,517              90,768
Deferred tax liabilities                                                     1,046,338           1,300,121
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                           24,199,100          26,412,845
-----------------------------------------------------------------------------------------------------------

   Shareholders' Equity (Deficiency):
Share capital  - Authorized:  Unlimited, common shares, issued and
outstanding:  9,592,293 (2002- 9,592,293)                                   33,770,304          33,770,304
Other comprehensive income                                                  (1,815,991)         (1,880,443)
      Deficit                                                              (36,171,431)        (34,140,853)
-----------------------------------------------------------------------------------------------------------
      Total shareholders' equity (deficiency)                              (4,217,431)         (2,250,992)
-----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity (deficiency)                    $19,981,982         $24,161,853
===========================================================================================================



PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
(US dollars)
-------------------------------------------------------------------------------------------------------
For the six month period ended November 30,                                   2002            2001
-------------------------------------------------------------------------------------------------------

Sales                                                                     $11,814,376      $15,427,263
-------------------------------------------------------------------------------------------------------
Expenses:
Cost of sales                                                               5,054,255        6,581,288
Selling, general and administration                                         4,869,707        6,190,619
Research and development expenditures (net of ITCs)                         1,666,062        1,525,266
Amortization of intangible assets                                             860,972        1,297,817
Write down of goodwill                                                        750,000                -
Depreciation of capital assets                                                 87,244          144,659
Interest expense                                                              779,952        1,026,700
-------------------------------------------------------------------------------------------------------
Total expenses                                                             14,068,192       16,766,349
-------------------------------------------------------------------------------------------------------
Loss before income taxes and non-recurring items                           (2,253,816)      (1,339,086)
Income tax expense (recovery)                                                 223,238          224,496
-------------------------------------------------------------------------------------------------------
Loss before non-recurring items, net of $nil tax                          $(2,030,578)     $(1,114,590)
Non-recurring items, net of $nil tax                                                -         (575,000)
-------------------------------------------------------------------------------------------------------
Net loss for the period                                                   $(2,030,578)     $(1,689,590)
=======================================================================================================

Loss per common share  - basic and fully diluted:
Before non-recurring items and cumulative effect of change in
    accounting principles                                                     $(0.21)          $(0.12)
Non-recurring items                                                              $  -          $(0.06)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Loss per common share - basic and diluted                                     $(0.21)          $(0.18)
=======================================================================================================




PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(US dollars)
-------------------------------------------------------------------------------------------------------
For the six month period ended November 30,                             2002                  2001
-------------------------------------------------------------------------------------------------------
Common Share Capital:
Shares
    Opening balance                                                    9,592,293             9,592,293
-------------------------------------------------------------------------------------------------------
    Closing balance                                                    9,592,293             9,592,293
-------------------------------------------------------------------------------------------------------

Amount
    Opening balance                                                  $33,770,304           $33,770,304
-------------------------------------------------------------------------------------------------------
    Closing balance                                                  $33,770,304           $33,770,304
-------------------------------------------------------------------------------------------------------

Other comprehensive income:
    Opening balance                                                   (1,880,443)           (1,838,849)
    Net change for the period                                             64,452               (27,473)
-------------------------------------------------------------------------------------------------------
    Closing balance                                                   (1,815,991)           (1,866,322)
Deficit:
    Opening balance                                                  (34,140,853)          (28,858,671)
    Net loss for the period                                           (2,030,578)           (1,689,590)
-------------------------------------------------------------------------------------------------------
    Closing balance                                                  (36,171,431)          (30,548,261)
    Total shareholders' equity (deficiency)                          $(4,217,431)           $1,355,721
=======================================================================================================






PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(US dollars)
-------------------------------------------------------------------------------------------------------------
For the six months ended November 30,                                        2002               2001
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
     Operating activities
         Net loss for the year                                               $(2,030,578)        $(1,689,590)
         Add (deduct) items not affecting cash:
            Amortization of intangible assets                                    860,972           1,297,817
            Write down of goodwill                                               750,000                   -
            Depreciation of capital assets                                        87,244             144,659
            Deferred income taxes                                               (223,238)           (224,496)
-------------------------------------------------------------------------------------------------------------
                                                                                (555,600)           (471,610)
         Net change in non-cash working capital balances related
         to operations                                                         1,101,484           1,418,282
--------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities                                  545,884             946,672
--------------------------------------------------------------------------------------------------------------
     Investing activities
         Additions to capital assets                                             (11,633)            (77,521)
         Purchase of technology and other intangible assets                               -         (341,092)
--------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                                (11,633)           (418,613)
--------------------------------------------------------------------------------------------------------------
     Financing activities
         Increase (decrease) in bank indebtedness                             (3,560,502)             93,839
         Deferred financial cost                                                (216,753)            (25,830)
         Repayment of notes payable                                             (206,211)           (126,350)
         Repayment of obligation under capital lease                             (24,186)            (15,978)
         Increase (repayment) of long-term loan                                3,415,314            (434,503)
         Issuance of common shares (net)                                              -               (4,366)
--------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                                 (592,338)           (513,188)
--------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                     (16,032)            (30,766)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents during the year             (74,119)            (15,895)
Cash and cash equivalents, beginning of the year                                 470,441             962,046
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                                      $396,322            $946,151
--------------------------------------------------------------------------------------------------------------
Components of net change in non-cash working capital balances related to operations:
     Accounts receivable                                                      $1,843,944          $2,030,679
     Inventories                                                                  80,853             980,065
     Prepaid expenses                                                             18,838             174,334
     Income taxes                                                                144,519              23,684
     Accounts payable and accrued liabilities                                   (886,159)         (1,645,370)
     Deferred revenue                                                           (100,511)           (145,110)
--------------------------------------------------------------------------------------------------------------
                                                                              $1,101,484          $1,418,282
==============================================================================================================





PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
(US dollars)
-----------------------------------------------------------------------------------------------------------
For the six month period ended November 30,                                       2002              2001
-----------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
      Interest paid                                                              $779,952       $1,026,700
      Income taxes paid                                                          $ 41,224          $83,411
===========================================================================================================
Non-cash investing and financing activities:
      Vender take back debt                                                      $   -             $34,462
===========================================================================================================

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 31, 2003

                                               PERLE SYSTEMS LIMITED



                                               By: /s/ Derrick Barnett
                                                   ---------------------------
                                                   Derrick M. Barnett
                                                   Vice-President, Finance and
                                                     Chief Financial Officer